Cogent Biosciences, Inc.

200 CambridgePark Drive, Suite 2500

Cambridge, Massachusetts 02140

October 13, 2020

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cogent Biosciences, Inc.: Registration Statement on Form S-3 filed September 22, 2020 (File No. 333-248971)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Cogent Biosciences, Inc. (f/k/a Unum Therapeutics Inc.) (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 15, 2020, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Danielle Lauzon of Goodwin Procter LLP at (617) 570-1955.

Sincerely,

Cogent Biosciences, Inc.

/s/ Charles Wilson
Charles Wilson, Ph.D.
Chief Executive Officer and President

cc:	John Green, Cogent Biosciences, Inc.
Danielle Lauzon, Esq., Goodwin Procter LLP